SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADC Telecommunications, Inc.
(Name of Subject Company)
ADC Telecommunications, Inc.
(Name of Person Filing Statement)
Common Stock
(Title of Class of Securities)
000886309
(CUSIP Number of Class of Securities)
Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note
The letter included in this filing was submitted by Robert E. Switz, CEO of ADC Telecommunications, Inc. (“ADC”), to the Star Tribune newspaper in Minneapolis, Minnesota in response to a story published by the Star Tribune about the proposed tender offer by Tyco Electronics Ltd. for all the outstanding stock of ADC. The letter was published on Saturday, July 17, 2010.
Forward-looking Statements
The letter attached below contains forward-looking statements that are not historical facts. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. The statements are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include, among others: uncertainties as to the timing of the transaction referenced in the letter; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability. These risks and uncertainties also include those identified in the section captioned “Risk Factors” in Item 1A of ADC’s Annual Report on Form 10-K for the year ended September 30, 2009, as may be updated in Item 1A of ADC’s subsequent Quarterly Reports on Form 10-Q or other filings ADC makes with the SEC. ADC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADC TELECOMMUNICATIONS
CEO responds to story on firm’s acquisition
On behalf of ADC Telecommunications and its more than 1,000 employees in Eden Prairie and Shakopee, I am writing to express my disappointment in the Star Tribune’s July 15 story “ADC sale leaves high-tech vacuum in Minnesota, with few able to fill it.”
The speculation in this story about the future of ADC’s talented people, innovative technology and general business operations is unfounded. Additionally, it is inappropriate that we were not given the opportunity to comment on the story, especially when the paper knows we are committed to open and honest communications with the media.
We believe that our employees, customers, vendors, shareowners, community partners and your readers deserve better during a time when both ADC and our planned acquirer, Tyco Electronics, have made no decisions about our future operations here in Minnesota and around the world. To publish what essentially is a postmortem on ADC just two days after the announced acquisition is at best premature and at worst irresponsible.
Certainly, we recognize that an acquisition of ADC will bring changes to our company and its presence in this community. However, the fact remains that Tyco Electronics sees in ADC a company with a rich 75-year heritage that it plans to build upon.
Furthermore, the planned combination of the two global companies’ innovations and talent is a tribute in part to what a great technology hub this community remains.
As we move toward an anticipated close on the acquisition later this year, we have a sincere hope that the Star Tribune will take more care in how it reports on ADC’s presence in the Twin Cities community.
The final chapter of the ADC story has yet to be told.
ROBERT E. SWITZ, CHAIRMAN, PRESIDENT AND CEO, ADC
This letter is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. (“TE”) for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. (“ADC”). Upon commencement of the tender offer, TE will mail to ADC shareowners an offer to purchase and related materials and ADC will mail to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. TE will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and ADC will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. ADC security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials (when available) and other documents filed by TE or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting ADC’s Investor Relations Department at (952) 917-2507.